UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-375999
CUSIP NUMBER: G5509L 101

(Check One): o Form 10-K o Form 20-F o Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For transitional Period Ended: October 18, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☑ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: October 18, 2015
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

LivaNova PLC
Full Name of Registrant

Sand Holdco PLC
Former Name if Applicable

5 Merchant Square, North Wharf Road
Address of Principal Executive Office (Street and Number)

London, United Kingdom W2 1AY
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
LivaNova PLC (formerly known as Sand Holdco PLC and Sand Holdco Limited), is a public limited company incorporated under the laws of England and Wales (“LivaNova”). LivaNova was formed, along with its wholly owned subsidiary, Cypher Merger Sub, Inc., a Delaware corporation (“Merger Sub”), on February 20, 2015, for the purpose of facilitating the business combination of Cyberonics, Inc., a Delaware corporation (“Cyberonics”), and Sorin S.p.A., a joint stock company organized under the laws of Italy (“Sorin”). On October 19, 2015, and pursuant to the terms of a definitive Transaction Agreement entered into by LivaNova, Cyberonics, Sorin and Merger Sub, dated March 23, 2015, Sorin merged with and into LivaNova, with LivaNova continuing as the surviving company (the “Sorin Merger”), immediately followed by the merger of Merger Sub with and into Cyberonics, with Cyberonics continuing as the surviving company and as a wholly-owned subsidiary of LivaNova (the “Cyberonics Merger”, and together with the Sorin Merger, the “Mergers”).
LivaNova's transitional Quarterly Report on Form 10-Q for LivaNova's predecessor company, Cyberonics, for the period July 25, 2015 to October 18, 2015, cannot be filed within the prescribed time period without unreasonable effort or expense because of a delay in assembling the information necessary to complete the quarterly report on Form 10-Q due to determining the accounting for certain transactions related to the Mergers and change in period end, which has not permitted the independent auditors to complete their review of the financial statements. LivaNova expects that the transitional quarterly report on Form 10-Q that is the subject hereof will be filed within the time frame allowed by the extension.
PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vivid Sehgal		44-0-203-786-5281
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☑ No ☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LivaNova, as the successor company to Cyberonics, will report the results for Cyberonics and its consolidated subsidiaries on Form 10-Q for the transitional and final period, July 25, 2015 to October 18, 2015, which ended prior to the consummation of the Mergers on October 19, 2015. This period is equivalent to twelve weeks as compared to the normal thirteen week period for Cyberonics' quarters under the 52/53 week fiscal year, which end on the last Friday in April of each year. The period ended October 18, 2015 is considered transitional because on October 19, 2015, LivaNova, which has a fiscal year ending December 31, became the successor company to Cyberonics in connection with the consummation of the Mergers.
The condensed consolidated statement of operations for the twelve and twenty-five weeks ended October 18, 2015 is expected to include merger related expenses of approximately $23 million and $29 million, respectively, as compared to $0 merger expenses for the prior year periods ended October 24, 2014, which will include the effect of accelerated vesting of stock-based compensation awards. In addition, the effective tax rate for the twenty-five weeks ended October 18, 2015 is expected to be approximately 90% to 95% due to significant permanent book-to-tax differences, related primarily to the Mergers, as compared to the 36.5% effective tax rate for the twenty-six weeks ended October 24, 2014.

LivaNova PLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 25, 2015	By:	/s/ VIVID SEHGAL
Name: Vivid Sehgal
Title: Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).